U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

10th Floor of Tower B, Baoneng Center,

Futong East Road, Chaoyang District, Beijing 100102 China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant previously filed a Report on Form 6-K on November 19, 2014 (Accession Number 0001144204-14-069782) which included an exhibit, the Proxy Statement and Notice of 2014 Annual Meeting of Shareholders (“Proxy Statement”), that contained typographical errors. The printed version of the Proxy Statement that is being mailed to the Registrant’s shareholders will contain corrected language set forth below. Specifically, the fourth paragraph on page 2 in the printed Proxy Statement will read as follows:

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors and other proposals on this year’s proxy are not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

In addition, the first four full paragraphs on page 3 of the printed Proxy Statement will read as follows:

Proposal 2. The amendment to the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes requires that a two-thirds majority of the votes cast at a meeting with quorum be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The classification of the Board of Directors into three classes requires that a two-thirds majority of the votes cast at a meeting with quorum be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 4. The amendment to the Company’s Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company, requires that a two-thirds majority of the votes cast at a meeting with quorum be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 5. The ratification of the appointment of MBP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014 requires that a majority of the votes cast at a meeting with quorum be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Finally, a corrected proxy card is filed herewith.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Proxy Card for 2014 Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRI-TECH HOLDING INC.

November 20, 2014	By:	/s/ Phil Fan
Phil Fan
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer